March 5, 2014

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On December 20, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Macro Strategy Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on February 4, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  With respect to footnote 3 to the fee table, please confirm that the contractual agreement will be filed as an exhibit to a subsequent amendment.  Please also list out the fees and expenses that are excluded from the expense cap.

Response.  The Registrant confirms that the expense limitation agreement will be filed as an exhibit to the registration statement in a subsequent amendment.  The Registrant has revised the footnote as follows:

“The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a), interest and (b) dividends on securities sold short; taxes; rule 12b-1 fees and, extraordinary expenses ~~certain fees and expenses~~) at 1.70% through October 31, 2015. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor, by the Advisor with the consent of the Board and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the expense limits.”

Comment 2. With respect to the expense example, please confirm supplementally that the expense waiver was only included in the calculation of the example for the term of the expense limitation agreement.

Response. The Fund’s administrator has confirmed to the Registrant that the expense waiver was only included in the calculation of the example for the term of the expense limitation agreement.

Comment 3.  In “Principal Investment Strategies,” please revise the disclosure to indicate the market capitalization of the equity securities and the maturity, duration and credit quality of the fixed income securities in which the Fund will invest.

Response.  The Registrant has revised the disclosure as follows:

“The Fund seeks to participate in the upside of the equity markets while seeking to minimize the impact of the market’s downside during periods of extreme market stress. The Fund will make investments that the Fund’s sub-advisor believes offers a high probability of return, or, alternatively, that provides a high degree of safety during uncertain market conditions. These investments include equity securities with market capitalizations over $200 million and fixed income securities of any credit quality and duration including US Treasury securities, corporate bonds and foreign ~~markets~~ fixed income securities, including those of emerging markets. The Fund may be long or short in these securities by taking positions in individual securities, individual stock options, index options, financial futures, exchange traded funds (“ETFs”), inverse ETFs or other investment companies. The Fund may ~~invest in these securities without limitation and may~~ invest up to 50% ~~a significant portion~~ of its assets in one or more  inverse ETFs during uncertain market conditions.”

Comment 4. In “Principal Investment Strategies,” revise the disclosure to remove the reference to investing “without limitation” from the last sentence of the first paragraph as some of the securities referenced have statutory limitations on the amount the Fund may invest.

Response.  The Registrant has revised the disclosure as indicated in the response to Comment 3 above.

Comment 5. In “Principal Investment Strategies,” please revise the disclosure to qualify what is meant by a “significant portion” of the Fund’s assets in the last sentence of the first paragraph.

Response. The Registrant has revised the disclosure as indicated in the response to Comment 3 above.

Comment 6.  In “Principal Investment Strategies,” it indicates that the Fund may short the securities in which it invests.  Please confirm supplementally that the expenses related to short selling will be included in the fee table, if applicable.

Response.  The Registrant confirms that the expenses related to short selling will be included in the fee table, if applicable. However, the adviser has confirmed to the Registrant that the Fund is not expected to have any material expenses related to short selling in its first fiscal year because any short exposure is expected to be through the use of long positions in inverse ETFs.

Comment 7.  In “Principal Investment Strategies,” add disclosure explaining what inverse ETFs are or add it to the item 9 disclosure.

Response.  The Registrant has added it to the item 9 disclosure as shown in our response to Comment 14 below.

Comment 8. Please add FDIC disclosure to the introduction to “Principal Risks of Investing in the Fund” if the Fund will be sold through a bank.

Response. The Fund will not be sold through an insured depository institution, so the disclosure was not added.

Comment 9. In Credit Risk in “Principal Risks of Investing in the Fund,” please confirm whether the Fund may invest in “junk bonds” or remove the risk.  If the risk is kept, please revise the last sentence of the risk to quantify what is meant by “substantial”.

Response. As indicated in the response to Comment 3, the Fund may invest in fixed income securities of any credit quality, so the Registrant has kept the risk disclosure in the prospectus. The Registrant has deleted the last sentence of Credit Risk.

Comment 10. In “Principal Risks of Investing in the Fund,” the risk disclosure of Inverse Risk references investments in Underlying Funds, which is not defined. Please also enhance the disclosure by adding information such as “During periods of increased volatility, inverse ETFs will perform in a manner opposite of what they are designed to do.”

Response.  The Registrant has revised the disclosure as follows:

“Inverse ETF Risk.  Investments in inverse ETFs ~~Underlying Funds~~ will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. During periods of increased volatility, inverse ETFs may not perform in the manner they are designed.”

Comment 11.  In “Principal Risks of Investing in the Fund,” please add disclosure in the principal investment strategies regarding the Fund’s high portfolio turnover or remove the risk.

Response.  The Registrant has added additional disclosure as follows:

“The Fund has no set holding period for any security and actively trades its portfolio investments, which may result in a high portfolio turnover rate.”

Comment 12.  As of February 4, 2014, the sub-adviser had not yet made a filing with the SEC to become SEC registered.  Please confirm supplementally that the Registrant will delay the effectiveness of the Amendment until the sub-adviser becomes registered. Please also add a risk to the principal risks regarding the adviser having never managed a mutual fund before.

Response.  The sub-adviser is now registered with the SEC. The Registrant has added the following disclosure to the principal risks:

“New Sub-Advisor Risk: The Sub- Advisor has not previously managed a mutual fund.”

Comment 13.  In “Portfolio Managers,” please consider presenting the information for each portfolio manager in a bulleted format for ease of reading.

Response.  The Registrant has not changed the format because it wishes to keep the format consistent with the other series of the Trust.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 14. The disclosure in “Principal Investment Strategies” is the same as that presented in the summary. Please consider enhancing existing disclosure in this section.

Response. The Registrant has added a sentence regarding the nature of inverse ETFs to the end of the first paragraph in the principal investment strategies as follows:

“Inverse ETFs are ETFs that are constructed by using various derivatives for the purpose of profiting from a decline in the value of an underlying benchmark.”

The Registrant has also added an additional sentence regarding the nature of fixed income investments in the first paragraph in the principal investment strategies as follows:

“Fixed income investments, other than in US Treasury securities, will generally be made using ETFs or other investment companies.”

Comment 15.  In “Principal Investment Risks,” please revise the disclosure in Fixed Income Risk to provide an example of how rising interest rates cause a decline in the value of fixed income securities of longer and shorter maturities.

Response.  The Registrant has revised the disclosure as follows:

“Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. In general, for every 1% change in interest rates, a bond gains or loses approximately 1% in value for every year of duration.  Therefore, for example, a Treasury Bond with a 20 year maturity will be significantly more negatively affected by a rise in interest rates than a short-term Treasury Bill. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments”.

Comment 16.  In “Temporary Defensive Positions,” please use the language in instruction 6 to item 9 of Form N-1A.

Response. Instruction 6 to Item 9 of Form N-1A only requires that the disclosure include the effect that taking temporary defensive positions will have.  The language stating that the “Fund may not achieve its investment objective” is only an example.  It is not required language, so, in order to keep it consistent with other series of the Trust, the Registrant has not changed the disclosure for the Fund.

Management of the Fund

Comment 17. In “Portfolio Managers,” in the biography for Mr. Bauer, please add the relevant dates to demonstrate that at least the last 5 years have been described.

Response.  The Registrant has revised the disclosure as follows:

“Mr. Bauer ~~is~~ has been Vice President, Analyst and Market Technician of the Sub-Advisor since 2011. Mr. Bauer was an intern with the Sub-Advisor from 2008 to 2011 while was attending college. He is developer of the Sub-Advisor’s proprietary models. Mr. Bauer has been performing extensive research on the financial markets since 2006 and is a published author on SeeItMarket.com. Mr. Bauer is a graduate of Marist College with a degree in History.”

SAI:

Investment Restrictions

Comment 18. With respect to restriction (d), please explain supplementally what the clause “except that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of securities” means and why it is permitted.

Response. The clause in restriction (d) is a reference to circumstances such as if the Fund owns a REIT that distributes actual real estate to its shareholders, the Fund reserves the right to hold and dispose of the distributed real estate, which is permissible under the Investment Company Act of 1940, as amended.

Additional Information About Investments and Risks

Comment 19. Investments in business development companies are mentioned in this section.  Please confirm supplementally that the expenses of BDCs will be included in the acquired fund fees and expenses in the fee table in the prospectus, if applicable.

Response. The Registrant so confirms.

Comment 12.  Please confirm supplementally that the Registrant will provide a copy of the sub-advisory and advisory agreements for the Fund before the Amendment is effective.

Response.  The Registrant provided a copy of the sub-advisory and advisory agreements for the Fund via email on March 4, 2014.

.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP